April 5, 2010

BY FACSIMILE AND EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

Mail Stop 4631

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4631

Re: The Valspar Corporation
Form 10-K for the fiscal year ended October 30, 2009
Filed December 18, 2009
File #1-3011

Dear Mr. Hartz,

This letter responds on behalf of the Company to your comment letter to me dated March 11, 2010 with respect to the filing listed above. Included below are your comments and our corresponding responses.

Form 10-K for the fiscal year ended October 30, 2009

Consolidated Financial Statements

Note 14 – Segment Information, page 41

1.

We note your response to our prior comment two and appreciate the additional information you have provided. However, given that your product lines have different applications and end users, it continues to appear to us that you should disclose revenue by product line. In addition, notwithstanding the requirements of ASC 280-10-50-40, it also appears to us that since your product lines serve different markets they may be impacted by different trends. Therefore, we continue to believe that the product line revenue disclosures and a discussion in MD&A of the underlying factors impacting changes between periods would enable readers to better understand your results in a more informative and transparent manner.

On March 30, 2010 we had a conference call that included Ms. Tricia Armelin of the SEC staff, Valspar personnel and representatives of our independent auditors, Ernst & Young LLP. We appreciated the opportunity to discuss the above comment thoroughly with Ms. Armelin and clarify the staff's basis for the comment. Following this discussion, we again carefully considered the requirements of ASC 280, Segment Reporting, and Item 101(c)(1)(i) of Regulation S-K with respect to their requirements to disclose revenue by product line for each group of similar products or services. Neither ASC 280-10-50-40 nor Item 101(c)(1)(i) defines “similar” products or services. Determining whether two or more products or services are similar and can be combined for purposes of the entity-wide disclosures depends on the facts and circumstances of the particular entity and therefore requires professional judgment.

Based upon our further consideration of all relevant factors (as further described below), it continues to be management's judgment that the products within each of our segments are similar such that they should appropriately be grouped within each segment for the purposes of the requirements of ASC 280-10-50-40 and Item 101(c)(1)(i).

We considered the following significant factors when evaluating similarity for each of the product lines within our reportable segments:

•         Production processes and equipment

•         Raw materials (representing approximately 80% of our cost of sales)

•         Labor force

•         Distribution channels (packaging, delivery and technical assistance)

•         Regulatory environment

•         Quality and performance standards

The factors above are similar, though not identical, for each of the product lines within our segments. Our response letter dated March 5, 2010 discussed the similarities of the factors above. That discussion is excerpted below for ease of reference.

“Product Lines within Coatings Segment:  These products are typically more technologically advanced than products within our Paints segment as they are engineered to meet strict quality and performance standards under a wide range of production and application conditions.  The production processes for our products within the Coatings segment are nearly identical, using many of the same raw materials and nearly interchangeable equipment, including mixers, grinders and storage and reaction tanks.  In fact, many of our plants manufacture multiple product lines using the same labor force.  These products are normally made “to order” and are packaged in large drums or bulk tanks, which are typically sold to original equipment manufacturers (OEMs) who apply the Coatings products to their own products.  These customers require significant technical service to ensure that our coatings are working properly and meeting the customers’ technical requirements.  The nature of the regulatory environment for these products is similar throughout the world.  Since our Coatings products are not sold to consumers, consumer labeling standards do not apply to these products as they do for our Paints products.

Product Lines within Paints Segment:  These products are considered somewhat less technologically advanced than products within our Coatings segment.  The performance standards tend to be relatively less strict and detailed.  The production processes for our products within the Paints segment are nearly identical, using many of the same raw materials and nearly interchangeable equipment, including small container filling lines.  These products are normally made “to inventory” (not to a particular customer order) and are packaged in small containers, which are typically sold to either a wholesale or retail distributor.  The manner of distribution is through the distributor, who sells the products to the next buyer in the chain, oftentimes a consumer.  The products do not require significant technical assistance in the sale or distribution process, but they do require marketing assistance.  Point-of-purchase marketing materials, brand names and label and color selection are important to the final consumers of these products, and we provide customized marketing and merchandising programs for our largest customers to allow them to differentiate their paint offerings from competitors’ offerings.  The nature of the regulatory environment for these products is similar throughout the world, including the labeling requirements for Paints products that are purchased by consumers.”

In our judgment, the above factors, especially production processes and equipment, raw materials, labor force and distribution channels, are the most important. These factors have the greatest impact on the financial results of our overall business, our segments and our product lines. Therefore, we gave these factors the most weight in our analysis. We have discussed the matter with Ernst & Young, including members of its national office, and they concur with our judgment.

We also considered the applications and end users for each of our product lines, but we gave them less weight than the economic factors listed above. Identifying the applications and end users for each of our product lines helps readers understand the scope and uses of our products, but these characteristics have a limited impact on our financial results. In our judgment, differences in applications and end uses do not make our product lines dissimilar. When we have been able to identify changes in market dynamics that affect one product line more deeply or quickly than other product lines, we have included qualitative disclosures about those market changes in our Management Discussion and Analysis, and we will continue to do that. However, trying to quantify the impact of these market changes for a particular product line is not practicable, and disclosing revenue by product line would not help a reader understand any impact of these market changes as product line revenues can be affected by a variety of factors, most of which are unrelated to the specific applications and end users.

We evaluate our product lines on an ongoing basis. If circumstances change in the future, resulting in a change in our judgment regarding the similarity of our product lines, we will change our disclosures as appropriate.

In summary, we continue to believe we are in compliance with the requirements of ASC 280-10-50-40 and Item 101(c)(1)(i) of Regulation S-K, as our product lines within each segment are similar to each other and are either a Paints product or a Coatings product.

Thank you for considering our response. Please contact me if you have any further questions.

Sincerely,

/s/ Lori A. Walker

Senior Vice President and Chief Financial Officer

Cc:	Julie Kunkel, Partner, Ernst & Young LLP Joseph D. McGrath, Partner - National AABS Professional Practice, Ernst & Young LLP Martin Rosenbaum, Partner, Maslon Edelman Borman & Brand LLP